Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc., a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

[The following excerpt is from the One Medical Second Quarter 2021 Earnings Conference Call on August 4, 2021]

Corporate Speakers
Ivy Tseng; 1Life Healthcare, Inc.; Senior Corporate Counsel
Amir Dan Rubin; One Medical; Chair, CEO & President
Bjorn Thaler; One Medical; CFO

Participants
Connor Oleferchik; Morgan Stanley; Analyst
Lisa Gill; JPMorgan Chase & Co; Analyst
Elizabeth Anderson; Evercore ISI Institutional Equities; Analyst
George Hill; Deutsche Bank AG; Analyst
Stephanie Wissink; Jefferies LLC; Analyst
Richard Close; Canaccord Genuity Corp.; Analyst
Daniel Grosslight; Citigroup Inc.; Analyst
Jessica Tassan; Piper Sandler & Co.; Analyst
Ryan Daniels; William Blair & Company L.L.C.; Analyst
Donald Hooker; KeyBanc Capital Markets Inc.; Analyst
David Larsen; BTIG, LLC; Analyst
Jailendra Singh; Credit Suisse AG; Analyst

Amir Dan Rubin: Additionally, building upon our advancements, we are excited for the proposed acquisition of Iora Health and the opportunities it presents to extend our model to serve more individuals across every stage of life from children to adults to seniors.

…

We also continued expanding our market presence and our health network partnerships, creating more opportunities for consumer and enterprise membership growth and more coordinated care across a continuum of settings. In addition to our nationwide digital health coverage, we are on track to expand in-person coverage from 9 markets at the time of our IPO to 22 markets next year before considering Iora.

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Moreover, we believe we can take these core strengths and also apply them to further serve the senior population in risk-bearing programs in Medicare through our proposed acquisition of Iora Health. The acquisition would meaningfully expand our potential market opportunity, adding approximately $700 billion to create a combined total addressable market of $870 billion across commercial and Medicare segments, including Medicare Advantage and the new Medicare Direct Contracting program.

As we shared on the transaction announcement call, our vision with Iora is to create a premier national member-based, technology-powered, primary care-centered health care organization. We believe we will be uniquely positioned to serve people nationwide and across every stage of life, from pediatrics through the golden years. Together, we will be able to provide nationwide digital health coverage and in-person care in 28 markets, which could reach more than 120 million people or nearly 40% of the entire U.S. population.

We will bring together One Medical's proven capabilities to attract, delight and retain members as well as to manage ongoing chronic conditions while helping to reduce health care costs, with Iora's strengths in delivering outstanding high service, high-quality value-based care to seniors under global risk models.

As you saw in the Iora cohort data we shared with you in the Form S-4 filed with the SEC, Iora has been able to deliver outstanding outcomes under full risk while successfully managing third-party medical costs. Together, we will be able to further serve members and their families as they age into Medicare and migrate from employer-based insurance into Medicare.

We will also extend our positioning as a premier place to practice medicine by offering opportunities across a spectrum of patient populations, geographies and digital health models. We will also be able to further coordinate care with health network partners to deliver better health outcomes and help lower costs. Most importantly, we plan to continue to delight our members with a modernized approach to in-person and digital health care with advanced capabilities for population health and care management within a range of reimbursement models, including full risk models. We believe the acquisition of Iora will further One Medical's position as a leader in consumer-driven, technology-powered, high-quality, value-based health care that will support our members in living healthier lives while simultaneously saving costs and as we help them own the complexity of navigating health care across a complex ecosystem.

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While we have seen much success to date, we believe we are just getting started in our mission to transform health care. We are also excited by the opportunity to grow with Iora Health, to expand our model to further serve the senior population, creating a significant opportunity to serve members of all ages and across every stage of life. We look forward to keeping you updated on our progress and appreciate your engagement with us.

Now let me turn it over to our CFO, Bjorn Thaler.

Bjorn Thaler: Thank you, Amir, and hello to everyone on today's call. I look forward to providing you an update today on our second quarter results, which highlight the continued momentum in our business as well as an update on our Q3 and full year 2021 outlook.

And just like Amir shared the strategic nature of the Iora transaction, I will briefly highlight its financial attractiveness. We would also encourage everyone to read the Form S-4 we filed with the SEC in connection with the acquisition that further highlights the strength of Iora's model and the exciting opportunity ahead for our combined organization.

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Turning to our balance sheet. As of the end of Q2, we had $653.8 million in total cash and short-term marketable securities. We continue to believe that this provides us with ample liquidity to fund our continued responsible growth as well as the integration and operation of Iora over the next several years.

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Before we close, let me briefly share a few thoughts on our pending acquisition of Iora. We consider the ability to drive profitable membership growth, engage with our members, improve their health and lower their health care costs core strengths of One Medical, and we are particularly excited about doubling down on these strengths with Iora and Medicare eligibles. In combination with Iora, we will be able to serve more members with our human-centered and technology-enabled model and enable better health outcomes, while at the same time working to further lower the total cost of care. This can generate more savings for our members, health network partners, enterprise clients and payors, which will continue to make our service offering even more differentiated and attractive.

We will also expand the in-person reach of our model to 28 markets from 22 markets, taking yet another step in creating a national primary care brand that delights members through exceptional care, both virtually across the nation and in a growing number of in-person markets. We also believe that this transaction can provide attractive revenue growth opportunities coupled with an accretion to our adjusted EBITDA margin profile. These financial opportunities will support us in delivering great value for our shareholders as well as advance our efforts in serving all of our key stakeholders.

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And we believe the Iora acquisition will further enable us to transform health care at scale, allowing us to serve nearly 40% of the U.S. population in person in our combined 28 markets and nationally through our virtual offering, helping us create a national model for exceptional high-quality care.

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QUESTION AND ANSWER SECTION

Elizabeth Anderson: Congrats on the quarter. I was wondering if you could give me -- I know the transaction still hasn't closed yet. But I was wondering as you sort of spend more time together even pre-close and that planning, what have been your biggest changes or sort of areas that you're most excited about so far?

Amir Dan Rubin: Well, great. Thank you, Elizabeth, for the question. I think as we mentioned in our S-4, this is really an exciting opportunity to bring together two human-centered, technology-powered primary care platforms, and to be able to transform health care across every stage of life. And really, what you had here in One Medical and Iora Health is two companies with very similar DNA, salaried model provider, built-for-purpose technology, a focus on a great member experience and a focus on delivering value-based care. So that continues to excite us.

And certainly, nothing has changed in our enthusiasm from what we've described in the S-4. And as we mentioned in our remarks today, we really believe this allows us to create a premier national member-based, technology-powered, primary care organization. And each of us has shown, as we just talked about, we can deliver better health and better care outcomes with lower costs. And to be able to do that from pediatrics to adults into the golden years, we think, is very powerful.

Also, as we described in the S-4, this gives us an opportunity really to serve a whole range of people across the family, and potentially add dependents in all directions, children, adults, grandparents, and be able to serve them. Together, we will be in 28 markets reaching close to 40% of the United States. So we find that very powerful. And so that continues to excite us across the enterprise. And we think that positions us to really be a premier national brand and health care organization.

Elizabeth Anderson: That's helpful. And just to sort of think through that and sort of the addition -- the focus on chronic care and seniors and things like that, are there any areas -- does that change your view on whether you should get more involved in any areas of specialty care?

Amir Dan Rubin: Well, I think both of our models have really been primary care centered. But one of the things that we've done extremely well that we've talked about is these health network partnerships. And that really allows us to develop very tight relationships in coordination with specialists. And to be able to avoid duplicative testing, to share digital information, to share clinical communications, to coordinate care across the continuum. And we've developed these interfaces and also have leveraged machine learning and other approaches to streamline the sharing of data and risk stratify population. So we feel this positions us really strongly to advance highly coordinated care as we move into kind of more complex and aging populations.

So I think building on what we've built with our health network partnerships, that coordination of care capabilities is really, I think, where we can shine in better managing coordinated specialty care.

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Stephanie Wissink: Okay. That's great. My second question is just related to the comments on leverage. So it looks like that $120 million run rate is about the level you would need to kind of get into the low single-digit EBITDA contribution level. Is that something we should think about going forward and you're going to see some incremental margins as we look out into '22 and even into '23 as the business scales, both from a membership and a revenue perspective?

Bjorn Thaler: Yes. So we obviously provided some financial numbers as well, as part of our Form S-4 that also gives you a little bit of a sense of sort of how we are thinking about the ramp here. And again, if we were to focus purely on EBITDA, yes, I think we would ultimately do ourselves a disfavor because we do think that there is a lot more growth to be had. You heard us in the past say that even in our largest market, we are just about 3% market share. So we'll continue to really invest into that growth.

And then the other thing I would just say is that, obviously, with the addition of Iora, you'll have an additional dynamic here where the more members we sign up, the more near-term drag you have on the margin profile because many sort of new members on the Medicare side are not well managed as they sort of come to us in the beginning, and over time will improve their health and their outcomes. So that's another dynamic going forward that you might want to think about here.

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Richard Close: Congratulations on the quarter. Bjorn, maybe just on that last comment. I know we talked in June about this a little bit with you guys. But on the adjusted EBITDA -- or I mean, the care margin losses for Iora, and you just hit on it in terms of new cohorts and whatnot. But we still get this question a lot. Does Iora -- do you feel confident or do they have a track record of the older cohorts actually having positive care margins? Any demonstration or any details that you can provide on that would be helpful.

Bjorn Thaler: Yes. Thank you, Richard. I mean the short answer is, yes. As you can imagine, we've really dug into that as part of our diligence. And I think we gave you some data points there, both at the announcement and then also in the Form S-4, where we saw, for example, a 27 basis -- a 27 percentage point improvement in their medical claims expense ratio over four years. So for example, if you look at the member cohort that they signed up in 2017, in the first year that they came in, they had about 103% medical claims expense ratio. That one over the next [four][corrected] years reduced to 76%. So that's the 27 percentage point increase -- or improvement, I should say, over four years.

If you look at the 2018 cohort, you've got a similar dynamic here where they start off very high and then as they become managed better, as their health improves, you see sort of a corresponding decrease in their medical claims expense ratio, the same with the 2019 cohort. So we do feel quite positive, obviously, about their ability to do that.

And then on top of that, you then layer in, frankly, what One Medical has been able to do by itself over time. You heard Amir talk today about the 2-point reduction in hemoglobin A1c for diabetics, which is more than a virtual-only product, for example, tends to deliver. You've heard us talk about the 45% cost savings that we published in peer-reviewed studies. You've heard us talk about some of the other cost savings in studies as well. So when you add those two companies together with our various approaches, I think we feel very good about our ability to positively impact the health of those Medicare Advantage members and all that flows from that.

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Daniel Grosslight: Congrats on the strong quarter. I wanted to go back to the Iora acquisition for a bit. On the revenue synergies assumed in the acquisition, you noted in the proxy that you expect new incremental members growing from around 5,000 in 2022 to around 22,000 in 2030. I was hoping you could put a finer point on the split of those incremental members between One Medical aging into Iora or being referred by One Medical members, increased awareness, et cetera.

Bjorn Thaler: Yes, happy to. So I think when you take a step back on Iora, to your point, we see a couple of different opportunities for those members to show up here, right? One, we now have 621,000 members. They all have parents, they all have grandparents. And keep in mind that with a 90 NPS, and certainly, historically, us renewing more than 9 out of 10 consumer members, we feel that, thankfully, those 621,000 members that we have are going to be great brand ambassadors at the kitchen table when they talk to their parents and grandparents about what's the right health plan to sign up or what's the right care model to sign up.

And what we are hoping is that they are going to say, it doesn't, the key thing is sign up with somebody who can provide you with One Medical and Iora, that's who I use, and that's where I'm really happy with. That's what we are hoping they will say.

In addition to that, you've got the expansion of the markets that we mentioned briefly, the seamless aging of members that are currently One Medical members and that, over time, will age into Medicare. And just to give you an example there, we have about 2,000 to 3,000 One Medical members age into Medicare per year on average. Obviously, it fluctuates, but that's probably not a bad number to think about.

And suppose you sign up -- or suppose you have 2,500 members aging into Medicare and you can keep half of them either under an MA plan or under the DC, Direct Contracting, model where you take risk, right, that's 1,250 people per year. Assuming 100 -- $1,000 per member per month in revenue, that alone is sort of $15 million of annualized revenue right there, right? And obviously, that is, to some extent, cumulative as next year, you've got additional people age into Medicare as well. That's obviously a hypothetical example, but hopefully, it shows you how quickly the numbers can add up from something that we think, frankly, is relatively low-hanging fruit?

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David Larsen: Can you talk a little bit more about potential revenue synergies with Iora and the Medicare space? In particular, is there any possible way to supplement the revenue you might get for those Medicare members or MA members? Is it possible to collect partnership revenue for some of those members in some way from various hospitals? And then can you maybe talk a little bit about in-sell potentials into those MA plans for the commercial products?

Amir Dan Rubin: Yes, thanks, David. No, we really think about these in different models. The seniors in the Medicare Advantage and Direct Contracting are really in these full risk models, whereas in the commercial world, as we talked before on the call, most employers are kind of in PPO plans. And so the models are different there in the industry. So I would think about those revenue models in that way. But as Bjorn previously described, there is tremendous revenue synergies here in being able to sell and market across a range of ages and across every stage of life, from pediatrics to adults to the golden years as we like to say.

And so we do anticipate having folks who are in One Medical today, some of them may age into Medicare, and we could look at Direct Contracting or Medicare Advantage models and put them in those models. We may have folks who have parents or grandparents, as Bjorn previously described, who would like to join this combined model, and we can find their way into models there. And we may have folks in Iora who are aging adults that might have younger family members who can sign up as well. So we really see the cross marketing and growth and sales opportunities as being significant.

David Larsen: Great. And then one of the things I've always liked about One Medical is your -- the earnings profile of the business itself. I mean, congratulations on your good EBITDA for the quarter. With Iora, obviously, there's a bit lower EBITDA margin there. Any color or initial thoughts on, in your view, when you would like to see Iora EBITDA breakeven? I think that might be one of the things weighing on the stock. Any color or just sort of high-level thoughts around that would be great, I think.

Bjorn Thaler: Yes. I mean we obviously provided in the Form S-4 projections, forecasts and extrapolations there, together with a view on synergies. So I think that probably is where I'll have to point you to here given that we haven't closed the two companies yet and everything else. Maybe just taking a step back, I think what One Medical has shown over the last several years, certainly, is that we are very focused on our operations. We are very focused on responsible growth and balancing sort of the various stakeholders.

And I think what you all see as sort of a combined company is you'll see us continuing to do that. And certainly, while the percentage of EBITDA margin, we are guiding towards sort of a 17%-plus combined EBITDA margin compared to our 20%-plus stand-alone. So that percentage is obviously on a much higher dollar number. So the way we think about this, frankly, is that it is going to be accretive to our EBITDA margin in terms of dollars.

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Jailendra Singh: Yes, this is actually Jailendra Singh from Credit Suisse. I actually want to go back to some of the disclosures in your S-4 proxy, primarily around revenue synergies of $377 million in 2025. Two questions there. First, it looks like the EBITDA impact is pretty minimal in next three, four years, actually negative. Help us understand some of the investments required to drive those synergies over the next three to four years.

And another data point, which was referenced on the call earlier, 15,000 incremental members by 2025. If I look at PMPM, $377 million revenue and 15,000 looks PMPM pretty high. Are there -- does this synergy number include anything beyond additional members? I'm just trying to reconcile that 15,000 member count versus your revenue synergy target?

Bjorn Thaler: So there's obviously a lot in here. I think what I would point you back towards is what I mentioned earlier about the dynamics that you have in the Medicare program where if you sign up a new member, unfortunately, many of those members, most of those members, they tend not to be particularly well managed, right? Their health conditions are not in check. They do not -- they have deferred chronic care, et cetera. So early on, those members do tend to have a higher medical cost associated with them. And then over time, you manage their health, they become -- they're healthier relative to where they can be. And you do the right thing by those members and as a result, the associated costs with those members ought to go down as their health improves.

And yes, I think when you look at the synergies in the Form S-4, you've got to keep in mind that there is sort of this cohort effect that, again, we already talked about where over time, you have this decline in total medical costs. But every year, as you sign up new members -- every year as you sign up an increasing number of members, obviously, that relative mix shift and that does seem to a little bit what you see in terms of the overall synergies here that were disclosed in the Form S-4, which really, frankly, are a testament to the growth that we believe we can generate here together with Iora going forward.

Jailendra Singh: Okay. Just one follow-up on -- since you have announced Iora Health deal, have you guys had any conversation with your health system partners in your markets? Or even health systems in even Iora markets in terms of some potential synergies you guys can generate there? Any feedback you can share from those conversations? Or is it too early?

Amir Dan Rubin: Yes, as I previously mentioned, I think one of the powers -- thank you, Jailendra, one of the power of our model is we have done this clinical and digital integration across primary and specialty care. So that absolutely is something that we can bring to the Medicare space, the Medicare Advantage space and collaborate with our health network partners as well. So we're very excited about those opportunities and think that's another strong differentiator in our model of care.

Forward-Looking Statements

This communication contains forward-looking statements about us and our industry that involve substantial risks and uncertainties and are based on our beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts contained in this communication, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations and statements about One Medical's agreement to acquire Iora Health, Inc., are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” or “would,” or the negative of these words or other similar terms or expressions.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements represent our current beliefs, estimates and assumptions only as of the date of this communication and information contained in this communication should not be relied upon as representing our estimates as of any subsequent date. These statements, and related risks, uncertainties, factors and assumptions, include, but are not limited to: the proposed transaction between One Medical and Iora Health, Inc. and our ability to timely and successfully achieve the anticipated benefits and potential synergies of the transaction; the strength of the One Medical brand; member satisfaction with our services and support; the effects of the COVID-19 pandemic and related self-isolation and quarantine measures on our business, revenue, future growth and results of operations; anticipated membership growth and revenue potential from our members; our ability to retain members; our ability to successfully introduce and drive adoption of new products; changes in the pricing we offer our members; our relationships with our health network partners and enterprise clients and any changes to, accommodations in or terminations of our contracts with the health network partners or enterprise clients; our ability to improve cost of care and margins, including timing and expenses of new office openings and entry into new geographic markets; changes in laws or regulations; our involvement in existing and potential litigation, including medical malpractice claims and consumer class actions; any governmental investigations or inquiries, including those related to COVID-19 vaccine administration or challenges to our relationships with the One Medical PCs under the administrative services agreements; our strategic plan; our financial outlook; our focus areas for investment and our investments; announcements by us or our competitors of business or strategic developments; and our overall business trajectory. These risks are not exhaustive. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. Further information on factors that could cause actual results to differ materially from the results anticipated by our forward-looking statements is included in the reports we have filed or will file with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the Quarter ended June 30, 2021. These filings, when available, are available on the investor relations section of our website at investor.onemedical.com and on the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the pending merger between One Medical and Iora Health, Inc. (“Merger”), One Medical filed with the SEC a registration statement on Form S-4, which included a document that serves as a prospectus and proxy statement of One Medical and included an information statement of Iora Health, Inc. (the “proxy statement/prospectus/consent solicitation statement”). The SEC declared the registration statement effective on July 16, 2021, and the proxy statement/prospectus/consent solicitation statement was first sent to stockholders of One Medical and Iora Health, Inc. on or about July 16, 2021. One Medical may file other documents regarding the Merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ONE MEDICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com.

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora Health, Inc. may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora Health, Inc. in connection with the proposed Merger. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant materials filed with the SEC regarding the pending Merger. Investors should read the registration statement and the proxy statement/prospectus/consent solicitation statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended.